EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement on Form S-3 of our reports dated March 15, 2007, relating to the financial statements of MannKind Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph related a change in the manner in which MannKind Corporation accounts for share-based compensation in 2006), and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of MannKind Corporation for the year ended December 31, 2006 and to reference to us under the heading “Experts” in the Prospectus, which is part of the Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
August 9, 2007